Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Xenith Bankshares, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-182666, 333-178640, 333-159104, 333-139968, 333-134583, and 333-64346) on Form S-8 of Xenith Bankshares, Inc. of our report dated June 29, 2017, with respect to the statements of assets available for benefits of the VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly known as VBA Defined Contribution Plan for Hampton Road Bankshares, Inc.) (the Plan) as of December 31, 2016 and 2015, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the VBA Defined Contribution Plan for Xenith Bankshares, Inc.

/s/ KPMG LLP

McLean, Virginia

June 29, 2017